Exhibit 2

FOR IMMEDIATE RELEASE	27 March 2017

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified today of changes in the share ownership of Sir Martin Sorrell, an executive director of the company. On 24 March 2017, Sir Martin Sorrell gifted 1,050,000 ordinary shares in WPP to The JMCMRJ Sorrell Charitable Foundation, a charity established to provide funding for improvement of education, health and interfaith communication.

Following this gift, Sir Martin and his family interests are interested in or have rights in 21,283,153 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK part of the 2006 award, the 2007 award and the UK part of the award granted under LEAP in 2009, the receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.6616% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation is interested in 4,575,936 ordinary shares, representing 0.3573% of the issued share capital of WPP.

This announcement is made in accordance with article 19 of MAR.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204

Chris Wade, WPP

Marie Capes, WPP

Richard Oldworth, Buchanan Communications	+44 (0)7710 130634 / +44(0) 20 7466 5000

END